=====================================================================




                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549



                                     FORM 11-K
                                   ANNUAL REPORT


                             Pursuant to Section 15 (d)

                       of the Securities Exchange Act of 1934

                        for the year ended December 31, 1996

           AMERICAN HOME PRODUCTS CORPORATION SAVINGS PLAN - PUERTO RICO
                              (Full title of the Plan)


                         AMERICAN HOME PRODUCTS CORPORATION
            (Name of Issuer of the securities held pursuant to the Plan)
                                 Five Giralda Farms
                             Madison, New Jersey  07940
                      (Address of principal executive office)




=====================================================================

                                     SIGNATURE




Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.



                              AMERICAN HOME PRODUCTS CORPORATION



                              By:  /s/ John R. Considine

                                   John R. Considine
                                   Vice President - Finance


Date:  June 25, 1997

                                     SIGNATURE




Pursuant to the requirements of the Securities Exchange Act of 1934, the American Home Products Corporation Savings Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.



                              AMERICAN HOME PRODUCTS CORPORATION
                              SAVINGS PLAN - PUERTO RICO



                              By:  /s/ Thomas M. Nee

                                   Thomas M. Nee
                                   Chairman of the American Home
                                   Products Corporation Savings
                                   Plan Committee


Date:  June 25, 1997

                         AMERICAN HOME PRODUCTS CORPORATION

                             SAVINGS PLAN - PUERTO RICO

                                FINANCIAL STATEMENTS

                          AS OF DECEMBER 31, 1996 and 1995

               TOGETHER WITH REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



















EMPLOYER IDENTIFICATION NUMBER - 13-2526821

PLAN NUMBER - 060

                         AMERICAN HOME PRODUCTS CORPORATION
                             SAVINGS PLAN - PUERTO RICO
                             DECEMBER 31, 1996 and 1995
                                       INDEX




                                                             PAGE

Report of Independent Public Accountants

Statements of Net Assets Applicable to Participants'
  Equity as of December 31, 1996 and 1995                  1 - 2

Statement of Changes in Net Assets Applicable to
  Participants' Equity for the Year Ended
  December 31, 1996                                          3

Notes to Financial Statements                              4 - 9

Supplemental Schedules:

  I.   Item 27a - Schedule of Assets Held for
       Investment Purposes as of December 31, 1996           10

  II. Item 27d - Schedule of Reportable Transactions
        for the Year Ended December 31, 1996                 11

Consent of Independent Public Accountants

                       REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Participants and Savings Plan Committee of the American Home Products Corporation Savings Plan - Puerto Rico:

We have audited the accompanying statements of net assets applicable to participants' equity of the American Home Products Corporation Savings Plan
- Puerto Rico as of December 31, 1996 and 1995, and the related statement of changes in net assets applicable to participants' equity for the year ended December 31, 1996. These financial statements and the supplemental schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets applicable to participants' equity of the American Home Products Corporation Savings Plan - Puerto Rico as of December 31, 1996 and 1995, and the changes in net assets applicable to participants' equity for the year ended December 31, 1996, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets applicable to participants' equity and statement of changes in net assets applicable to participants' equity is presented for purposes of additional analysis rather than to present the net assets applicable to participants' equity and changes in net assets applicable to participants' equity of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                 ARTHUR ANDERSEN LLP

New York, New York
June 17, 1997

[CAPTION]
American Home Products Corporation Savings Plan - Puerto Rico
Statement of Net Assets Applicable to Participants' Equity
As of December 31, 1996

                                                                                               Fidelity
                                                  AHPC          Fidelity      Fidelity       International
                                  Interest       Common         Magellan      Balanced      Growth & Income
                                Income Fund    Stock Fund         Fund          Fund             Fund

Cash and Cash Equivalents          $321,049       $165,691            $0              $0               $0

Investments, at Market Value              0      4,721,775       251,870       4,278,471           35,966

Group Annuity and Other
Investment Contracts,
at Market Value                  10,092,085              0             0               0                0

Loans to Participants                     0              0             0               0                0

Receivable from Employer            166,627         72,881        10,071          54,203            2,618
                                _________________________________________________________________________


Net Assets Applicable to
   Participants' Equity         $10,579,761     $4,960,347      $261,941      $4,332,674          $38,584
                                =========================================================================




 The accompanying notes to financial statements are an integral part of this statement.

Continuation of Previous Page
[CAPTION]
American Home Products Corporation Savings Plan - Puerto Rico
Statement of Net Assets Applicable to Participants' Equity
As of December 31, 1996

                                      Fidelity
                                     U.S. Equity
                                        Index           Loan
                                      Portfolio         Fund          Total Funds

Cash and Cash Equivalents                     $0               $0         $486,740

Investments, at Market Value           5,216,359                0       14,504,441

Group Annuity and Other
Investment Contracts,
at Market Value                                0                0       10,092,085

Loans to Participants                          0        2,497,773        2,497,773

Receivable from Employer                  70,004                0          376,404
                                      ____________________________________________


Net Assets Applicable to
   Participants' Equity               $5,286,363       $2,497,773      $27,957,443
                                      ============================================


 The accompanying notes to financial statements are an integral part of this statement.

[CAPTION]
American Home Products Corporation Savings Plan - Puerto Rico
Statement of Net Assets Applicable to Participants' Equity
As of December 31, 1995

                                                                                                              Fidelity
                                                                                                             U.S. Equity
                                             Interest            AHPC Common           Fidelity                 Index
                                            Income Fund           Stock Fund         Balanced Fund            Portfolio

Investments, at Market Value                           $0           $3,323,968         $1,508,451             $2,309,482

Group Annuity and Other Investment
Contracts, at Market Value                      2,294,810                    0                  0                      0

Receivable from Cyanamid Puerto Rico
Employees' Savings Plan, (Note 1)                       0                    0                  0                      0

Receivable from Employer                          133,387                  406             38,141                 26,975
                                               _________________________________________________________________________

Net Assets Applicable to
  Participants' Equity                         $2,428,197           $3,324,374         $1,546,592             $2,336,457
                                               =========================================================================



-Continuation of Previous Page-
American Home Products Corporation Savings Plan - Puerto Rico
Statement of Net Assets Applicable to Participants' Equity
As of December 31, 1995

                                               Receivable from
                                                   Cyanamid
                                                 Puerto Rico
                                              Employees' Savings
                                                     Plan                     Total Funds

Investments, at Market Value                                   $0                $7,141,901

Group Annuity and Other Investment
  Contracts, at Market Value                                    0                 2,294,810

Receivable from Cyanamid Puerto Rico
Employees' Savings Plan, (Note 1)                      11,432,598                11,432,598

Receivable from Employer                                        0                   198,909
                                                      _____________________________________

Net Assets Applicable to
  Participants' Equity                                $11,432,598               $21,068,218
                                                      =====================================

The accompanying notes to financial statements are an integral part of this statement.

[CAPTION]

American Home Products Corporation Savings Plan - Puerto Rico
Statement of Changes in Net Assets Applicable to Participants' Equity For the Year Ended December 31, 1996

                                                                                                           Fidelity
                                                                       Fidelity           Fidelity        International
                                Interest         AHPC Common Stock     Magellan           Balanced        Growth&Income
                              Income Fund              Fund              Fund              Fund               Fund

ADDITIONS:
Participant Contributions         $2,119,142              $862,964        $113,375         $883,415            $25,929


Employer Contributions               799,499               411,023          40,419          196,669             11,487

Dividends on Investments                   0               114,775          17,278          192,201              1,128

Interest on Group Annuity Contracts
and Other Investment Contracts
and Cash Equivalents                 557,851                 8,386               0            2,316              3,485

Net Appreciation
(Depreciation) on
Investment                                 0               552,482           2,312          139,503            (1,934)

Loans Originated                   (971,263)             (659,197)        (16,441)        (339,907)              (999)
                                  _____________________________________________________________________________________

   Total Additions                2,505,229              1,290,433        156,943         1,074,197             39,096

DEDUCTIONS:

Distributions to
Participants                     (1,296,404)             (365,426)         (7,109)        (509,190)            (1,881)

Loan Repayments, Including
Interest                             289,114               107,263           6,336          103,863                527

Transfers between Funds
(Note 1)                           6,653,625               603,703         105,771        2,117,212                842
                                  ____________________________________________________________________________________

   Total Additions (Deductions)    5,646,335               345,540        104,998         1,711,885              (512)

Net Additions (Deductions)         8,151,564             1,635,973         261,941        2,786,082             38,584

Net Assets Applicable to
Participants' Equity -
 Beginning of year                 2,428,197             3,324,374             0          1,546,592                  0
                                  ____________________________________________________________________________________
  -3-

Net Assets Applicable to
Participants' Equity -
 End of year                     $10,579,761            $4,960,347        $261,941       $4,332,674            $38,584
                                 =====================================================================================



The accompanying notes to financial statements are an integral part of this statement.

 - 3 -
[CAPTION]
American Home Products Corporation Savings Plan - Puerto Rico
Statement of Changes in Net Assets Applicable to Participants' Equity For the Year Ended December 31, 1996

                                          Fidelity         Receivable From
                                         U.S. Equity     Cyanamid Puerto Rico
                                            Index            Employees'
                                         Portfolio          Savings Plan         Loan Fund       Total Funds

ADDITIONS:
Participant Contributions                    $947,707                   $0               $0        $4,952,532

Employer Contributions                        331,942                    0                0         1,791,039


Dividends on Investments                      124,088                    0                0           449,470


Interest on Group Annuity Contracts
and Other Investment Contracts and
Cash Equivalents                                    0                    0                 0          572,038

Net Appreciation (Depreciation)
on Investments                                834,868                    0                 0        1,527,231

Loans Originated                            (519,570)                    0         2,507,377                0
                                            _________________________________________________________________

             Total Additions                1,719,035                    0         2,507,377        9,292,310
DEDUCTIONS:

Distributions to Participants               (309,622)                    0          (24,276)       (2,513,908)

Loan Repayments,
Including Interest                            112,183                    0         (508,463)          110,823


Transfers between Funds(Note 1)             1,428,310         (11,432,598)           523,135                0
                                            _________________________________________________________________

   Total Additions (Deductions)             1,230,871         (11,432,598)           (9,604)      (2,403,085)

Net Additions (Deductions)                  2,949,906         (11,432,598)         2,497,773        6,889,225

Net Assets Applicable to
Participants' Equity -
Beginning of year                           2,336,457           11,432,598                 0       21,068,218
                                            _________________________________________________________________

Net Assets Applicable to
Participants' Equity -
End of year                                 $5,286,363                  $0        $2,497,773      $27,957,443
                                            =================================================================



 The accompanying notes to financial statements are an integral part of this statement.

                             AMERICAN HOME PRODUCTS CORPORATION
                                 SAVINGS PLAN - PUERTO RICO
                               NOTES TO FINANCIAL STATEMENTS

NOTE 1 - PLAN DESCRIPTION

The following description of the American Home Products Corporation Savings Plan - Puerto Rico (the "Plan") only provides general information. Participants should refer to the Plan document for a more detailed and complete description of the Plan's provisions.

 General

The Plan, a defined contribution profit-sharing plan, was approved and adopted by the Board of Directors of American Home Products Corporation ("AHPC" or the "Company") and became effective on January 1, 1993. Full or part-time employees of the Company and its participating subsidiaries who reside in Puerto Rico and are not a member of a recognized collective bargaining agreement unit are eligible to participate in the Plan after attaining age 21, as defined in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") and the Internal Revenue Code (the "Code").

Effective December 31, 1995, participants ("transferred participants") of the Cyanamid Puerto Rico Employees' Savings Plan (the "ACY Plan") were included in the Plan. The assets attributable to these participants were reflected as a receivable from the ACY Plan at December 31, 1995. On January 3, 1996, the Plan received amounts due from the ACY Plan from various funds within The Vanguard Group and subsequently invested them in the Interest Income Fund, the Fidelity Balanced Fund and the Fidelity U.S. Equity Index Portfolio. Thereafter, the transferred participants could elect to transfer their account balances into the other plan investment options, in accordance with the Plan's provisions. The transferred participants account balances became fully vested at the date of transfer. Future Company matching contributions will vest according to the Plan's provisions.


  Contributions

Participants may elect to make contributions to the Plan in whole percentages up to a maximum of 16% of their compensation, as defined. Contributions can be made on a before-tax basis ("salary deferral contributions"), an after-tax basis ("after-tax contributions"), or a combination of both. AHPC will contribute an amount equal to 50% of the first 6% of the participant's contributions to the Plan. Under the Puerto Rico Internal Revenue Code, salary deferral contributions, and the amount of compensation that can be included for Plan purposes are subject to annual limitations.
                                   - 4 -

  Vesting and Separation From Service


Participants are fully vested at all times in their salary deferral and after-tax contributions. A participant is also fully vested in Company matching contributions if the participant has at least five years of continuous service, as defined. If a participant has less than five years of continuous service, such participants become vested in their matching contribution according to the following:

                                                       Vesting
            Years of Continuous Service               Percentage


                1 year completed                           0%
                2 years completed                         25%
                3 years completed                         50%
                4 years completed                         75%
                5 years completed                        100%

Regardless of the number of years of continuous service, participants shall be fully vested in their matching contribution account upon reaching their 65th birthday or upon death, if earlier.

The non-vested portion of the matching contribution is forfeited and becomes available to satisfy future Company matching contributions, if employment is terminated prior to full vesting.

 Distributions

Participants are entitled to withdraw all or any portion of their after-tax contributions. Participants may make full or partial withdrawals of funds in any of their accounts upon attaining age 59 1/2 or for financial hardship, as defined, before that age. Participants may qualify for hardship withdrawals if they have an immediate and heavy financial need, as determined by the AHPC Savings Plan Committee - Puerto Rico (the "Committee"), and have no other funds that are readily available to meet that need. Participants are limited to one hardship and one non-hardship withdrawal each year.

Upon termination of employment, participants are entitled to a lump sum distribution of their vested account balance. An election can be made to defer the distribution if the participant's account balance is greater than $3,500 and if the participant is less than 70 1/2 years of age.

At December 31, 1996, there were no accumulated vested benefits of participants' who have withdrawn from the Plan that had not yet been paid. At December 31, 1995, approximately $164,000 of the net assets applicable to participants' equity represents the accumulated vested benefits of participants who have withdrawn from the Plan but have not yet been paid.

 Loans

Employees who have a vested account balance of at least $2,000 may borrow from the vested portion of their account, subject to certain maximum amounts. Each loan is secured by the borrower's vested interest in their account balance. Participants may have outstanding up to two general purpose loans and one loan to acquire or construct a principal residence. All loans must be repaid within 5 years except for those used to acquire or construct a principal residence, which must be repaid within 15 years. Defaults on participants' loans during the year are treated as a taxable distribution to the outstanding balance. The interest rate charged will be one which provides a return commensurate with a market rate, or such other rate as permitted by government regulations. There were no loans outstanding at December 31, 1995.

 Amendment to the Plan

The Plan was amended in 1995 in connection with the ACY Plan transfer of assets and liabilities to the Plan, in order to protect the benefits and rights attributable to the transferred participants and effect certain other administrative changes.

NOTE 2 -  ACCOUNTING POLICIES

 Investment Valuation

AHPC's common stock fund is recorded at the fair market value at December
31. Shares in the Fidelity Funds are recorded at fair market value, which is based on their published net asset value at December 31. The contracts comprising the Interest Income Fund are recorded at market value based upon information supplied by Fidelity Management Trust Company.

Investment transactions are recorded on a trade date basis. Net realized gains and losses on investments are determined, for accounting purposes, on a moving weighted average basis as of the trade date and are included in net appreciation(depreciation) of investments in the accompanying financial statements.

The net change in the difference between cost and current market value of investments held is reflected in net appreciation(depreciation)of investments in the statement of changes in net assets applicable to participants' equity.

 Administrative Costs

All costs and expenses of administering the Plan are paid by AHPC.

 Receivable from Employer

The receivable from the employer at December 31, 1996 and 1995 represents employer and employee contributions and loan repayments withheld from employees but not remitted to the trustee until after the Plan's year-end.

 Use of Estimates

The preparation of the Plan's financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclose contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results may differ from these estimates.

NOTE 3 - INVESTMENT ELECTIONS

Participants can elect to invest amounts credited to their account in any of six investment funds. Investment elections must be made in multiples of 10%. Transfers between funds must be made in whole percentages and/or in an amount of at least $250.

The six investment options are as follows:

   Interest Income Fund - consists primarily of contracts issued by a life insurance company which pay a specified rate of interest for a fixed period of time and repay principal at maturity. The fund and its contracts are not guaranteed by the Company or any other institution. However, the Committee has established guidelines that provide that contracts be placed with companies rated Aa3 or higher by Moody's and AA- or higher by Standard & Poors. The interest rate payable to Plan participants in this fund will be a rate which reflects a blend of the total investments made by the fund.

   AHPC Common Stock Fund - consists primarily of AHPC common stock. Purchases and sales of AHPC common stock are made in the open market. Participants have full voting rights for shares purchased at their direction under the Plan.

   Fidelity Magellan Fund - consists of units in a mutual fund managed by Fidelity Management & Research Company that seeks long-term capital appreciation by actively managing investments in the stocks of companies with above average growth potential.

   Fidelity Balanced Fund - consists of units in a mutual fund managed by Fidelity Management & Research Company, which is invested in high yielding securities, including common stocks, preferred stocks and bonds with at least 25% of the fund's assets in fixed income senior securities.

   Fidelity International Growth and Income Fund - consists of units in a mutual fund managed by Fidelity Management & Research Company that seeks long-term growth and current income by investing in assets, of which at least 65% are in securities of issuers that have their principal business activities outside of the United States.

   Fidelity U.S. Equity Index Portfolio - consists of units in a mutual fund managed by Fidelity Management & Research Company that seeks to provide investment results that correspond to the total return performance of the companies that make up the Standard & Poor's 500 Index.

NOTE 4 - MANAGEMENT OF THE PLAN

The Plan is administered by the Committee, which was appointed by the Board of Directors of AHPC. Banco Popular de Puerto Rico is the Plan's trustee. Fidelity Management Trust Company is the recordkeeper of the participant accounts and custodian of the Plan's assets.

NOTE 5 - INCOME TAX STATUS

 Puerto Rico

The Plan is designed to be a qualified profit-sharing plan under Section 165(a) of the Puerto Rico Income Tax Act of 1954 (the "Act") and the trust established under the Plan is intended to be tax-exempt under Section 165(a) of the Act. The Company has obtained from the Puerto Rico Treasury Department a favorable determination that covers all Plan amendments through January 1, 1993. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan and the trust, meet the requirements of the Act. The principal income tax consequences of participation in the Plan, under present law and proposed regulations, are discussed in the Summary Plan Description and the Plan Prospectus.

 Federal Income Tax Status

The Plan does not constitute a qualified profit-sharing plan under the provisions of Section 401(a) of the Code and the "cash and deferred arrangement" incorporated in the Plan is not intended to qualify under
Section 401(k) of the Code. Pursuant to Section 1022 (i) (1) of ERISA, however, the trust established thereunder is exempt from Federal income tax under Section 501(a) of the Code. An individual who is a bona fide resident of Puerto Rico during the entire taxable year will not be subject to any Federal income tax on income derived from sources within Puerto Rico. Additional Federal income tax consequences are set forth in the Summary Plan Description.

NOTE 6 - PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts and are entitled to full distribution of such amounts.

NOTE 7 - INVESTMENTS
The fair market value of individual investments that represent 5% or more of the Plan's total net assets are as follows:
                                                   1996         1995
AHPC Common Stock, 80,542 and 67,542
shares (adjusted April 24, 1996
stock split), respectively                    $4,721,775     $3,409,651

American Express Trust Company
     Collective Funds - Income Fund I                -       $1,527,604

Fidelity Balanced Fund                         $4,278,471    $1,508,578

John Hancock Mutual Life Insurance
     GIC 5.80% Due 6/28/96                           -         $788,705

Fidelity U.S. Equity Index Portfolio            $5,216,359   $2,206,189

John Hancock Mutual Life Insurance
     GIC 6.60% Due 12/15/99                      $3,118,916         -

New York Life Insurance
     GIC 6.09% Due 12/15/97                      $3,109,832         -

Peoples Security Life Insurance
     GIC 6.83% Due 12/15/00                      $3,633,008         -

[CAPTION]                                                     SCHEDULE I
American Home Products Corporation Savings Plan - Puerto Rico
Item 27a - Schedule of Assets Held
for Investment Purposes
Employer Identification Number - 13-2526821
Plan Number 060
As of December 31, 1996

                                          DESCRIPTION OF                    COST/
IDENTITY OF ISSUER:                       OF INVESTMENT                 CONTRACT VALUE             CURRENT VALUE


GROUP INVESTMENT CONTRACTS:
__________________________

Allstate Life Insurance Company
                                      GIC 6.55% Due 12/31/97                     $230,329                $230,329


John Hancock Mutual Life Insurance
                                      GIC 6.60% Due 12/15/99                    3,118,916               3,118,916


New York Life Insurance
                                      GIC 6.09% Due 12/15/97                    3,109,832               3,109,832


Peoples Security Life Insurance
                                      GIC 6.83% Due 12/15/00                    3,633,008               3,633,008
                                                                              ___________             ___________


Total Group Investment Contracts                                              $10,092,085             $10,092,085
                                                                              ===========             ===========


*American Home Products Corp.
  Common Stock                        80,542 shares                            $3,301,507             $4,721,775
                                                                               ==========             ==========
-10-

-continuation of the above page-


MUTUAL FUNDS:
____________

Fidelity Management Trust Co.         Fidelity Magellan Fund
                                      3,123 units                                $244,051               $251,870
                                                                                 ========               ========


Fidelity Management Trust Co.         Fidelity Balanced Fund
                                      303,869 units                            $4,073,079             $4,278,471
                                                                               ==========             ==========


Fidelity Management Trust Co.         Fidelity International Growth
                                      and Income Fund 1,840 units                 $34,691                $35,966
                                                                                  =======                =======


Fidelity Management Trust Co.         Fidelity U.S. Equity Index
                                      Portfolio 193,557 units                  $4,172,696              $5,216,359
                                                                               ==========              ==========


LOANS RECEIVABLE:
________________

Loans to Plan Participants            Rates ranging from 6.5% to
                                      11% Due through 2011                     $2,497,773              $2,497,773
                                                                               ==========              ==========

* This represents a related
  party interest.

The accompanying notes to financial statements are an integral part of this schedule.

[CAPTION]                                                  SCHEDULE II
American Home Products Corporation Savings Plan - Puerto Rico
Item 27D - Schedule of Reportable Transactions (A) for the year ended December 31, 1996
Employer Identification Number - 13-2526821
Plan Number - 060
                                                                                                            (H) CURRENT
                                                                               (F) EXPENSES                   VALUE OF
                                                                                  INCURRED                    ASSET ON       (I) NET
     (A&B) IDENTITY OF PARTY AND        (C) PURCHASE   (D) SELLING  (E) LEASE       WITH       (G) COST OF   TRANSACTION      GAIN
             DESCRIPTION                    PRICE          PRICE      RENTALS    TRANSACTION      ASSET         DATE         (LOSS)

        AMERICAN HOME PRODUCTS
             CORPORATION
             COMMON STOCK
            131 PURCHASES                 $5,312,145            $0        $0           $0      $5,312,145   $5,312,145           $0
               76 SALES                            0     1,228,273         0            0         837,292    1,228,273      390,981

         INTEREST INCOME FUND
            142 PURCHASES                 $13,385,325           $0        $0           $0     $13,385,325  $13,385,325           $0
               112 MATURITIES                       0    2,972,192         0            0       2,972,192    2,972,192            0

        FIDELITY BALANCED FUND
            132 PURCHASES                  $3,721,192           $0        $0           $0      $3,721,192   $3,721,192           $0
              100 SALES                             0    1,090,802         0            0       1,091,202    1,090,802        (400)


 FIDELITY U.S. EQUITY INDEX PORTFOLIO
            131 PURCHASES                  $3,161,067           $0        $0           $0      $3,161,067   $3,161,067           $0
               88 SALES                             0      985,766         0            0         807,069      985,766      178,697

(A) Reportable transactions are those purchases and sales of the same security which, individually or in the aggregate, exceed 5% of the total plan net assets as of the beginning of the Plan year.

The accompanying notes to financial statements are an integral part of this schedule.

                           CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS




As independent public accountants, we hereby consent to the incorporation of our report included in this Form 11-K into the American Home Products Corporation previously filed Form S-3 Registration Statements No. 33-45324 and 33-57339 and Form S-8 Registration Statements No. 2-96127, 33-53733, 33-55449, 33-14458, 33-45970, 33-50149, 33-24068, 33-41434, 33-55456 and
333-15509.



                                           ARTHUR ANDERSEN LLP
New York, New York
June 25, 1997